Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Preliminary Prospectus of Altus Midstream Company for the registration of 627,868 shares of Class A Common Stock issuable upon exercise of warrants, 14,274,758 shares of Class A Common Stock and 3,182,140 warrants, and to the incorporation by reference therein of our report dated February 25, 2021, except as to the revision matter within Note 1, as to which the date is December 14, 2021, with respect to the consolidated financial statements of Altus Midstream Company included in Altus Midstream Company’s Current Report on Form 8-K dated December 14, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

January 6, 2022